ROPES & GRAY LLP
ONE INTERNATIONAL PLACE	BOSTON, MA 02110-2624	617-951-7000	F 617-951-7050
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

December 20, 2006

Managers AMG Funds

800 Connecticut Avenue

Norwalk, Connecticut 06854

Ladies and Gentlemen:

You have informed us that you propose to offer and sell from time to time Class A, Class C and Institutional Class shares (“Shares”), $0.001 par value, of Systematic Mid-Cap Value Fund (the “Series”), at not less than net asset value and not less than par value.

We have examined an executed copy of your Master Trust Agreement dated June 18, 1999, as amended by Amendments Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16 and 17 thereto (the “Master Trust Agreement”), and are familiar with the action taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your Bylaws and such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of the Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value and the par value thereof, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

Managers AMG Funds (the “Trust”) is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Master Trust Agreement disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Master Trust Agreement provides for indemnification out of the property of the Series for all loss and expense of any shareholder of the Series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Securities Act of 1933, as amended. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 333-84639) relating to such offering and sale.

Very truly yours,

Ropes & Gray LLP